Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 19, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
12/12/2022	6,718	210.6491	1,415,140.65	—	—	—	—	6,718	210.6491	1,415,140.65
13/12/2022	5,635	213.0033	1,200,273.60	—	—	—	—	5,635	213.0033	1,200,273.60
14/12/2022	6,200	211.8820	1,313,668.40	—	—	—	—	6,200	211.8820	1,313,668.40
15/12/2022	6,830	210.4888	1,437,638.50	7,664	222.5998	1,706,004.87	1,606,256.35	14,494	210.0107	3,043,894.85
16/12/2022	8,100	207.6099	1,681,640.19	4,183	218.8659	915,516.06	862,149.03	12,283	207.0984	2,543,789.22
Total	33,483	210.5057	7,048,361.34	11,847	221.2814	2,621,520.93	2,468,405.38	45,330	209.9441	9,516,766.72

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till December 16, 2022, the total invested consideration has been:
•Euro 16,276,849.07 for No. 77,093 common shares purchased on the EXM
•USD 5,460,357.19 (Euro 5,166,566.67*) for No. 24,741 common shares purchased on the NYSE.

As of December 16, 2022, the Company held in treasury No. 11,929,463 common shares equal to 4.64% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until December 16, 2022, the Company has purchased a total of 875,571 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 172,169,095.45.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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